SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated June 16, 2026.

Buenos Aires, June 16, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Acquisition of Company’s Own Shares

Ladies and Gentlemen,

We are writing to you in order to comply with CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

We refer to our previous material event dated June 4, 2026, on the subject matter referenced herein. In this regard, we hereby report that, between June 8, 2026, and June 12, 2026, inclusive, YPF S.A. (the “Company”) acquired a total of 461,311 of its book-entry Class D ordinary shares on ByMA, at an average price of Ps. 83,321.2504 per share, for a total amount of Ps. 38,437,009,350.

Below, we report on the details of the purchases of Class D shares, which comprise the aforementioned amount:

Date	Number of ordinary shares	Gross amount in Ps.	Average Price in Ps.
6/8/2026	75,000	6,181,547,500	82,420.6333
6/9/2026	80,000	6,455,294,300	80,691.1788
6/10/2026	85,000	7,073,372,125	83,216.1426
6/11/2026	140,000	11,909,291,375	85,066.3670
6/12/2026	81,311	6,817,504,050	83,844.7941
Total	461,311	38,437,009,350	83,321.2504

Finally, we hereby report that: (i) the acquisitions were carried out in compliance with the daily limit for market transactions of up to 25% of the average daily trading volume of the shares across all markets on which they are listed, over the preceding 90 business days; and (ii) following the aforementioned transaction, carried out between June 8, 2026, and June 12, 2026, inclusive, the Company has completed the process of acquiring its own shares, approved by the Board of Directors, as duly informed.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 16, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer